SUB-ITEM 77C: Submission of matters to a vote of security holders
Y

At the special meeting held on April 24, 2007, shareholders of the Portfolio were asked to approve the Agreement and Plan of Reorganization, dated March 23, 2007 (the "Plan"), pursuant to which Credit Suisse Trust - Small Cap Core I. would acquire all or substantially all of the assets and liabilities of the Portfolio. The Plan was approved by shareholders and the shareholder vote was as follows:

		Total Number of Votes	Percentage of total number of
shares outstanding

Approve		1,610,567.8455		100%
Disapprove	0			0%
Abstain		0			0%